Exhibit 2.1

SETTLEMENT AGREEMENT

This Settlement Agreement (“Agreement”) is entered into by and between the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General (“OIG-HHS”) of the Department of Health and Human Services (“HHS”) and the Office Of Personnel Management (“OPM”), which administers the Federal Employees Health Benefits Program (“FEHBP”) (collectively the “United States”), and BioTelemetry, Inc. (“BioTelemetry”) (hereinafter collectively referred to as the “Parties”), through their authorized representatives:

RECITALS

A.                                    BioTelemetry is a Delaware corporation that manufactures and provides medical equipment and services.  BioTelemetry, through one or more of its subsidiaries including CardioNet, provides the technical component of certain diagnostic services as ordered by the patient’s treating physician.  BioTelemetry is headquartered in Malvern, PA.

B.                                    BioTelemetry submitted or caused to be submitted claims for payment to the Medicare Program (Medicare), Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395kkk and the Federal Employee Health Benefits Plan (“FEHBP”).

C.                                    After conducting an investigation, the United States contends that it has certain civil claims against BioTelemetry arising from BioTelemetry submitting or causing to be submitted false claims to the Medicare and FEHBP programs from November 11, 2008 through June 28, 2011.  Specifically, the United States contends that it has certain civil claims against

Settlement Agreement Among

USA and BioTelemetry

BioTelemetry arising from (1) BioTelemetry’s submission of claims to Medicare or the FEHBP from November 11, 2008 through June 28, 2011 for Mobile Cardiac Outpatient Telemetry (“MCOT “) services using ICD-9 codes of 426.89 and 426.9 when those codes were not supported by the underlying patient medical records; and (2) BioTelemetry’s submission of claims to Medicare and FEHBP from November 11, 2008 through June 28, 2011 for MCOT services ordered by the patient’s treating physician for which medical necessity was not established in the physician’s records, because an alternative, less expensive monitoring service, such as traditional Holter monitoring or cardiac event recording, would have been expected to provide adequate diagnostic information.  The conduct referred to in this Paragraph shall be referred to as the Covered Conduct.

D.                                    This Settlement Agreement is neither an admission of liability by BioTelemetry nor a concession by the United States that its claims are not well-founded.

To avoid the delay, uncertainty, inconvenience, and expense of protracted litigation of the above claims, and in consideration of the mutual promises and obligations of this Agreement, the Parties agree and covenant as follows:

TERMS AND CONDITIONS

1.                                      BioTelemetry shall pay to the United States the sum $6,400,000 (“Settlement Amount”), which shall be paid in full seven (7) days from the date that BioTelemetry receives written instructions from the United States Attorney’s Office, Western District of Washington.

a.                                      The Settlement Amountshall be paid to the United States by electronic funds transfer pursuant to written instructions to be provided by the United States Attorney’s Office, Western District of Washington.

2.                                      Subject to the exceptions in Paragraph 5 (concerning excluded claims) below, and conditioned upon BioTelemetry’s full payment of the Settlement Amount, and subject to Paragraph 13, below (concerning bankruptcy proceedings commenced within 91 days of the Effective Date of this Agreement or any payment made under this Agreement), the United States releases BioTelemetry, together with its current and former parent corporations; direct and indirect subsidiaries; brother or sister corporations; divisions; affiliated entities; and its or their current or former owners, current or former officers, directors, and employees; and the successors and assigns of any of them, from any civil or administrative monetary claim the United States has for the Covered Conduct under the False Claims Act, 31 U.S.C. §§ 3729-3733; the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; or the common law theories of payment by mistake, unjust enrichment, and fraud.

3.                                      OIG-HHS expressly reserves all rights to institute, direct, or maintain any administrative action seeking exclusion against BioTelemetry and/or its current and former parent corporations; direct and indirect subsidiaries; brother or sister corporations; divisions; affiliated entities; and its or their current or former owners, current or former officers, directors or employees, from Medicare, Medicaid and all other Federal health care programs (as defined in 42 U.S.C. § 1320a-7b(f)) under 42 U.S.C. § 1320a-7(a) (mandatory exclusion), 42 U.S.C. §

1320a-7a (Civil Monetary Penalties Law), or 42 U.S.C. § 1320a-7(b)(7) (permissive exclusion for fraud, kickbacks, and other prohibited activities) for the Covered Conduct.

4.                                      OPM expressly reserves all rights to institute, direct or to maintain any administrative action seeking debarment against BioTelemetry from the FEHBP under 5 U.S.C. § 8902a(b) (mandatory debarment) or (c) and (d) (permissive debarment).

5.                                      Notwithstanding the release given in Paragraph 2 of this Agreement, or any other term of this Agreement, the following claims of the United States are specifically reserved and are not released:

a.                                      Any liability arising under Title 26, U.S. Code (Internal Revenue Code);

b.                                      Any criminal liability;

c.                                       Any administrative liability, including, but not limited to, mandatory or permissive exclusion from Federal health care programs;

d.                                      Any liability to the United States (or its agencies) for any conduct other than the Covered Conduct;

e.                                       Any liability based upon obligations created by this Agreement;

f.                                        Any liability for express or implied warranty claims or other claims for defective or deficient products or services, including quality of goods and services;

g.                                       Any liability for failure to deliver goods or services due; and

h.                                      Any liability for personal injury or property damage or for other consequential damages from the Covered Conduct.

6.                                      BioTelemetry waives and shall not assert any defenses BioTelemetry may have to any criminal prosecution or administrative action relating to the Covered Conduct that may be based in whole or in part on a contention that, under the Double Jeopardy Clause in the Fifth Amendment of the Constitution, or under the Excessive Fines Clause in the Eighth Amendment of the Constitution, this Agreement bars a remedy sought in such criminal prosecution or administrative action. Nothing in this Paragraph or any other provision of this Agreement constitutes an agreement by the United States concerning the characterization of the Settlement Amount for purposes of the Internal Revenue laws, Title 26 of the United States Code.

7.                                      BioTelemetry fully and finally releases the United States, its agencies, officers, agents, employees, and servants, from any claims (including attorney’s fees, costs, and expenses of every kind and however denominated) that BioTelemetry has asserted, could have asserted or may assert in the future against the United States, its agencies, officers, agents, employees, and servants, related to the Covered Conduct and the United States’ investigation and prosecution thereof.

8.                                      The Settlement Amount shall not be decreased as a result of the denial of claims for payment now being withheld from payment by any Medicare contractor or any state payer related to the Covered Conduct; and BioTelemetry agrees not to resubmit to any Medicare contractor or any state payer any previously denied claims related to the Covered Conduct, and agrees not to appeal any such denials of claims.

9.                                      BioTelemetry agrees to the following:

a.                                      “Unallowable Costs” Defined: All costs (as defined in the Federal Acquisition Regulation, 48 C.F.R. § 31.205-47; and in Titles XVIII and XIX of the Social Security Act, 42 U.S.C. §§ 1395-1395kkk-1 and 1396-1396w-5; and the regulations and official program directives promulgated thereunder) incurred by or on behalf of BioTelemetry, its present or former officers, directors, employees, shareholders and agents in connection with:

(1)                                 The matters covered by this Agreement;

(2)                                 The United States’ audit(s) and civil and criminal investigation(s) of the matters covered by this Agreement;

(3)                                 BioTelemetry’s investigation, defense, and corrective actions undertaken in response to the United States’ audit(s) and civil and criminal investigation(s) in connection with the matters covered by this Agreement (including attorney’s fees);

(4)                                 The negotiation and performance of this Agreement; and

(5)                                 The payment(s) BioTelemetry makes to the United States pursuant to this Agreement.

are unallowable costs for government contracting purposes and under the Medicare Program, Medicaid Program, TRICARE Program and FEHBP (hereinafter referred to as Unallowable Costs).

b.                                      Future Treatment of Unallowable Costs:  Unallowable Costs shall be separately determined and accounted for by BioTelemetry, and BioTelemetry shall not charge such Unallowable Costs directly or indirectly to any contracts with the United States or any state

Medicaid program, or seek payment for such Unallowable Costs through any cost report, cost statement, information statement, or payment request submitted by BioTelemetry or any of its subsidiaries or affiliates to the Medicare, Medicaid, TRICARE or FEHBP Programs.

c.                                       Treatment of Unallowable Costs Previously Submitted for Payment:  BioTelemetry further agrees that within 90 days of the Effective Date of this Agreement it shall identify to applicable Medicare and TRICARE fiscal intermediaries, carriers, and/or contractors, and Medicaid and FEHBP fiscal agents, any Unallowable Costs (as defined in this Paragraph 9) included in payments previously sought from the United States, or any State Medicaid program, including, but not limited to, payments sought in any cost reports, cost statements, information reports, or payment requests already submitted by BioTelemetry or any of its subsidiaries or affiliates, and shall request, and agree, that such cost reports, cost statements, information reports, or payment requests, even if already settled, be adjusted to account for the effect of the inclusion of the unallowable costs.  BioTelemetry agrees that the United States, at a minimum, shall be entitled to recoup from BioTelemetry any overpayment plus applicable interest and penalties as a result of the inclusion of such Unallowable Costs on previously-submitted cost reports, information reports, cost statements or requests for payment.

Any payments due after the adjustments have been made shall be paid to the United States pursuant to the direction of the Department of Justice and/or the affected agencies.  The United States reserves its rights to disagree with any calculations submitted by BioTelemetry or any of its subsidiaries or affiliates on the effect of inclusion of Unallowable Costs (as defined in this

Paragraph) on BioTelemetry or any of its subsidiaries or affiliates’ cost reports, cost statements, or information reports.

d.                                      Nothing in this Agreement shall constitute a waiver of the rights of the United States to audit, examine, or re-examine BioTelemetry’s books and records to determine that no Unallowable Costs have been claimed in accordance with the provisions of this Paragraph.

10.                               This Agreement is intended to be for the benefit of the Parties only.  The Parties do not release any claims against any other person or entity, except to the extent provided for in Paragraph 11 (waiver for beneficiaries Paragraph), below.

11.                               BioTelemetry agrees that it waives and shall not seek payment for any of the health care billings covered by this Agreement from any health care beneficiaries or their parents, sponsors, legally responsible individuals, or third party payers based upon the claims defined as the Covered Conduct.

12.                               BioTelemetry warrants that it has reviewed its financial situation and that it currently is solvent within the meaning of 11 U.S.C. §§ 547(b)(3) and 548(a)(1)(B)(ii)(I), and that it intends to remain solvent following its payment of the Settlement Amount.  Further, the Parties warrant that in evaluating whether to execute this Agreement, they (a) have intended that the mutual promises, covenants and obligations set forth constitute a contemporaneous exchange for new value given to BioTelemetry within the meaning of 11 U.S.C. § 547(c)(1), and (b) conclude that these mutual promises, covenants, and obligations do, in fact, constitute such a contemporaneous exchange.  Further, the Parties warrant that the mutual promises, covenants, and obligations set forth herein are intended to and do, in fact, represent a reasonably equivalent exchange of value that is not intended to hinder, delay or defraud any entity to which BioTelemetry was or became indebted to on or after the date of this transfer, within the meaning of 11 U.S.C. § 548(a)(1).

13.                               If within 91 days of the Effective Date of this Agreement or of any payment made under this Agreement, BioTelemetry commences, or a third party commences, any case, proceeding, or other action under any law relating to bankruptcy, insolvency, reorganization, or relief of debtors (a) seeking to have any order for relief of BioTelemetry’s debts, or seeking to adjudicate BioTelemetry as bankrupt or insolvent; or (b) seeking appointment of a receiver, trustee, custodian, or other similar official for BioTelemetry or for all or any substantial part of BioTelemetry’s assets, BioTelemetry agrees as follows:

a.                                      BioTelemetry’s obligations under this Agreement may not be avoided pursuant to 11 U.S.C. § 547, and BioTelemetry shall not argue or otherwise take the position in any such case, proceeding, or action that:  (i) BioTelemetry’s obligations under this Agreement may be avoided under 11 U.S.C. § 547; (ii) BioTelemetry was insolvent at the time this Agreement was entered into, or became insolvent as a result of the payment made to the United States; or (iii) the mutual promises, covenants, and obligations set forth in this Agreement do not constitute a contemporaneous exchange for new value given to BioTelemetry.

b.                                      If BioTelemetry’s obligations under this Agreement are avoided for any reason, including, but not limited to, through the exercise of a trustee’s avoidance powers under the Bankruptcy Code, the United States, at its sole option, may rescind the releases in this Agreement and bring any civil and/or administrative claim, action, or proceeding against BioTelemetry for the claims that would otherwise be covered by the releases provided in Paragraph 2 above.  BioTelemetry agrees that (i) any such claims, actions, or proceedings brought by the United States are not subject to an “automatic stay” pursuant to 11 U.S.C. § 362(a) as a result of the action, case, or proceedings described in the first clause of this Paragraph, and BioTelemetry shall not argue or otherwise contend that the United States’ claims, actions, or proceedings are subject to an automatic stay; (ii) BioTelemetry shall not plead, argue, or otherwise raise any defenses under the theories of statute of limitations, laches, estoppel, or similar theories, to any such civil or administrative claims, actions, or proceeding that are brought by the United States within 120 calendar days of written notification to BioTelemetry that the releases have been rescinded pursuant to this Paragraph, except to the extent such defenses were available on June 21, 2014; and (iii) the United States has a valid claim against BioTelemetry in the amount specified on Exhibit A and the United States may pursue its claim in the case, action, or proceeding referenced in the first clause of this Paragraph 13, as well as in any other case, action, or proceeding.

c.                                       BioTelemetry acknowledges that its agreements in this Paragraph are provided in exchange for valuable consideration provided in this Agreement.

14.                               Each Party shall bear its own legal and other costs incurred in connection with this matter, including the preparation and performance of this Agreement

15.                               Each party and signatory to this Agreement represents that it freely and voluntarily enters into this Agreement without any degree of duress or compulsion.

16.                               This Agreement is governed by the laws of the United States.  The exclusive jurisdiction and venue for any dispute relating to this Agreement is the United States District Court for the Western District of Washington.  For purposes of construing this Agreement, this Agreement shall be deemed to have been drafted by all Parties to this Agreement and shall not, therefore, be construed against any Party for that reason in any subsequent dispute.

17.                               This Agreement constitutes the complete agreement between the Parties.  This Agreement may not be amended except by written consent of the Parties.

18.                               The undersigned counsel represent and warrant that they are fully authorized to execute this Agreement on behalf of the persons and entities indicated below.

19.                               This Agreement may be executed in counterparts, each of which constitutes an original and all of which constitute one and the same Agreement.

20.                               This Agreement is binding on BioTelemetry’s successors, transferees, heirs, and assigns.

21.                               All Parties consent to the United States’ disclosure of this Agreement, and information about this Agreement, to the public.

21.                               This Agreement is effective on the date of signature of the last signatory to the Agreement (Effective Date of this Agreement).  Facsimiles of signatures shall constitute acceptable, binding signatures for purposes of this Agreement.

THE UNITED STATES OF AMERICA

BY:	/s/ Kayla C. Stahman
KAYLA C. STAHMAN
Assistant United States Attorney
United States Attorney’s Office
United States Department of Justice

BY:	/s/ Kavitha Babu
KAVITHA BABU
Trial Attorney, Commercial Litigation Branch
United States Department of Justice

BY:	/s/ Robert K. Deconti
ROBERT K. DECONTI
Assistant Inspector General for Legal Affairs
Office of Counsel to the
Inspector General
Office of Inspector General
United States Department of
Health and Human Services

BY:	/s/ Alan P. Spielman
ALAN P. SPIELMAN
Assistant Director for Federal Employee
Insurance Operations
United States Office of
Personnel Management

BIOTELEMETRY

BY:	/s/ Thomas H. Suddath, Jr.
THOMAS H. SUDDATH, JR.
REED SMITH LLP
Counsel for BioTelemetry

BY:	/s/ Elizabeth B. Carder-Thompson
ELIZABETH B. CARDER-THOMPSON
REED SMITH LLP
Counsel for BioTelemetry